A BETTER WAY TO PASTA

SURGING SALES

#1	$9.3M	80%+

#1 BEST SELLER IN Italian PASTA
★★★★★ amazon

SECURED ONE MILLION DOLLAR INVESTMENT AFTER WINNING SEASON 1: MEET THE DRAPERS

THE DRAPERS

MASSIVE MARKET OPPORTUNITY

MAKING PASTA WORK FOR Everyone

WHAT IF PASTA WAS DIFFERENT?

LEADING SALES IN A FAST-GROWING MARKET SEGMENT

GET THE INVESTOR EXCLUSIVE PITCH DECK BY SIGNING UP HERE

BACKED BY TIM DRAPER AND OTHER LEADING INVESTORS

EXCLUSIVE INVESTOR PERKS

INVEST IN A VISIONARY TEAM

FAQS

JOIN THE DISCUSSION